Mail Stop 3561

June 22, 2009

Via Facsimile and U.S. Mail

Mr. Matthew Natalizio
 Chief Financial Officer
TIX CORPORATION
12001 Ventura Place, Suite 340
Studio City, California 91604

     Re: Tix Corporation
              Supplemental response letter dated June 11, 2009 regarding the Form 10-K
              for the year ended December 31, 2008
              File No. 1-34043

Dear Mr. Natalizio:

We have reviewed your supplemental response letter to us dated June 11, 2009 in response to our letter of comment dated May 12, 2009 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Note 4. Acquisitions, page F-14

1.   We have reviewed your response to our prior comment 10, including the referenced Form 8-K/A filed July 2, 2008 containing the audited financial statements of Magic Arts and Entertainment, LLC ("Magic Arts"). In future filings, to the extent not previously disclosed elsewhere in the Form 10-K, please disclose that prior to your acquisition of Magic Arts which was effective on January 1, 2008, this acquired company had previously owned Exhibit Merchandising, LLC, which you acquired from them in August 2007. In this regard, disclose the related party nature of these two acquisitions.

2.   We have reviewed your response to our prior comment 11 and your proposed accounting for the contingent consideration as additional purchase price (i.e., goodwill) on the Magic Arts acquisition. Your response implies that the entire value of the 381,000 common shares to be issued has been recorded. As the contingent consideration was to be based on 'certain EBITDA milestones… achieved during the next thirty-six months' which is the same term as the three-year employment agreements for Mr. Marsh and Mr. Marshall (i.e., the periods ended February 2009, 2010, and 2011), it is unclear from your response whether and when you recorded the entire amount, or whether a portion of the total shares have been recorded and when they were recorded. Please advise. If less than the total 381,000 common shares have been earned and issued, tell us how you determined the number of such shares, the value assigned, and when the shares were earned or recorded. [We do note from your March 31, 2009 Quarterly Report on Form 10-Q that 190,476 common shares have been earned and issued and were valued at $256,000; tell us how you determined the number of such shares and the value].

3.   You cite paragraph 28 of SFAS 141 in support of your present accounting methodology. However, as stated in the "STATUS" section of this statement, paragraph 28 is subject to interpretation by EITF Issue No. 95-8. Therefore, since you elected not to account for the issuances of the contingent shares as compensation expense, please provide support for the accounting methodology that you have applied. In your response, please address each of the nine factors set forth in EITF 95-8. The three year employment agreements with each of the two shareholders should be analyzed and discussed in detail in your response.

4.   Refer to your discussion of annual impairment testing in the final paragraph of the disclosure titled "Acquisition of Exhibit Merchandising" on page F-17. We have reviewed your response to our prior comment 7 and we note that you intend to remove the reference to Sanli, Pastore & Hill, Inc. from future filings. In addition, please clarify in your revised footnote disclosure that management "was assisted in" determining recorded charges to goodwill by an independent study. Your current disclosure states that recorded charges were "based upon" the results of the independent study, and

managements' responsibility for measuring the charges is less clear to the reader than in your other disclosures.

Form 10-Q (Quarter Ended March 31, 2009)

Management's Discussion and Analysis, page 20

5.   Refer to your discussion of EBITDA on pages 32 and 33. EBITDA is a non-GAAP financial measure. As such, it is subject to the guidance set forth in Regulation G and in Item 10 of Regulation S-K. We note that, although you have presented this measure under "Liquidity and Capital Resources," you consider it to be a non-GAAP performance measure. We do not believe it is appropriate to present a non-GAAP performance measure that eliminates recurring items in your filed documents. Your attention is invited to Questions 8 and 9 of the FAQ regarding the use of non-GAAP financial measures dated June 13, 2003 for guidance. Further, you have not met the burden of disclosing sufficiently why such a measure is useful to investors. In this regard, we note that comparability of this measure to similarly titled measures by other entertainment companies may be limited. In future filings, please omit this disclosure from your filed annual and quarterly reports.

Exhibit 31.2 and Exhibit 32.2 Certifications

6.   Please ensure that each referenced Certification contains the individual serving in the capacity of Chief Financial Officer. In this regard, we note such Certifications have been inadvertently signed in the designation of Chief Executive Officer, similar to the Exhibits 31.1 and 32.1 of the Chief Executive Officer.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Michele Lacko, Staff Attorney, at (202) 551-3240, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief